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            [LETTERHEAD OF INTERCOAST ENERGY COMPANY APPEARS HERE]


                                January 31, 1997



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

ATTENTION: Julie Brimmer
           Mail Stop 3-10

     Re:    InterCoast Energy Company
            Registration Statement on Form S-1
            (File No. 333-4525)
            Application for Withdrawal of Registration Statement

Dear Sir or Madam:

     InterCoast Energy Company, a Delaware corporation (the "Company"), hereby files this Application for the Withdrawal of Registration Statement (this "Application") with respect to the Company's Registration Statement on Form S-1 (File No. 333-4525), which was originally filed with the Securities and Exchange Commission (the "Commission") on May 24, 1996, and amended by Amendments No. 1, No. 2 and No. 3 thereto filed with the Commission on June 28, 1996, July 18, 1996 and July 23, 1996, respectively. The Registration Statement has not been declared effective by the Commission.

     The Registration Statement relates to the registration of shares of common stock of the Company that were to be issued in connection with the Company's proposed initial public offering. The Company is filing this Application because it no longer intends to publicly offer the shares of common stock covered by the Regulation Statement. The Company has not sold any securities covered by the Registration Statement.

     If you should have any questions or need anything further, please contact the undersigned at your earliest convenience at (515) 281-2693. Pursuant to the Rules and Regulations promulgated under the Securities Act, the Company has caused this Application to be signed on its behalf by the undersigned duly authorized officer of the Company.

                                        InterCoast Energy Company



                                        By:  /s/ DENNIS H. MELSTAD
                                           ___________________________
                                              Dennis H. Melstad
                                              Vice President